03015351

TES
GE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING MAR 10 2003 WASH, D.C. 155 SECTION

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50

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2002 (MM/DD/YY) AND ENDING December 31,2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asset Allocation Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Old Saw Mill Road
(No. and Street)

Tarrytown NY 10591
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Rachlin 914 347-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Greve & Company CPA PC
(Name – *if individual, state last, first, middle name*)

485 Jericho Turnpike, Mineola, NY 11501
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Rachlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asset Allocation Securities Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

FILOMENA MANGANIELLO
Notary Public, State of New York
No. 4C571C2
Qualified in Westchester County
Term Expires June 01, 2003

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSET ALLOCATION SECURITIES CORP.

FINANCIAL STATEMENTS

December 31, 2002

TABLE OF CONTENTS

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Sanford. J. Schmidt, CPA
Ellen R. Trageser, CPA
Marc I. Cohen, CPA
Henry P. Greve, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Asset Allocation Securities Corp.
Tarrytown, New York

We have audited the accompanying balance sheet of Asset Allocation Securities Corp. as of December 31, 2002, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Allocation Securities Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve & Company P.C.

February 11, 2003

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

ASSET ALLOCATION SECURITIES CORP.
BALANCE SHEET
December 31, 2002

ASSETS

Current Assets	
Cash (including $47,586 in interest bearing accounts)	$ 109,455
Accounts receivable	23,825
Investments	3,410
Total Current Assets	136,690
Property and Equipment	
Computer equipment	52,223
Furniture and fixtures	34,392
Total	86,615
Less: accumulated depreciation	86,615
Net Property and Equipment	-
Loan receivable officer	7,000
TOTAL ASSETS	$ 143,690
Current Liabilities	
Accounts payable	$ 33,460
Stockholders' Equity	
Common stock - no par value, 200 shares authorized, 30 shares issued	45,500
Retained Earnings	64,730
Total Stockholders' Equity	110,230
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 143,690

See Notes to Financial Statements

ASSET ALLOCATION SECURITIES CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2002

Income	$ 600,401
Expenses	540,755
NET INCOME	59,646
Beginning Retained Earnings	42,211
	101,857
Less: Distributions	37,127
ENDING RETAINED EARNINGS	$ 64,730

See Notes to Financial Statements

ASSET ALLOCATION SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Operating Activities:		
Net income		$ 59,646
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized loss on investments	3,356	
Depreciation	1,856	
Decrease in accounts receivable	38,056	
Increase in accounts payable	11,310	
Decrease in loan payable	(6,819)	
		47,759
NET CASH PROVIDED BY OPERATING ACTIVITIES		107,405
Financing Activities		
Distributions		37,127
NET CASH USED IN INVESTING ACTIVITIES		37, 127
Net Change in Cash		70,278
Cash at Beginning of Year		39,177
CASH AT END OF YEAR		$ 109,455

SUPPLEMENTAL INFORMATION

Cash Paid for:	
Taxes	$ 325

See Notes to Financial Statements

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company operates as an introducing security dealer, earning commissions on investments recommended through financial planning activities of related companies.

The financial statements have been prepared on the accrual basis of accounting.

Property and equipment are stated on the basis of cost. Depreciation is provided over the estimated useful lives of the assets by the straight-line method.

The Company has elected Sub-Chapter S status for Federal and New York State tax purposes. Under this election, the Corporation's taxable income or loss is reported by its shareholders. Therefore, no provision for Federal or New York State tax is required.

As of December 31, 2002, all accounts receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - INVESTMENTS

The corporation has adopted the FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and are accounted for as follows:

Debt securities the enterprise has the positive intent and ability to hold to maturity are classified as investment securities and reported at amortized cost.

Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

Debt and equity securities not classified as either investment securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

Investments classified as available-for-sale securities with a cost of $9,412 and a fair market value of $3,410 were held at December 31, 2002. For 2002 the corporation recorded unrealized losses of $3,356, which were included in earnings.

Note 3 - RELATED PARTIES

The Company (AASC) is related through common ownership to Financial Planning Associates, Inc. (FPA). The related company offers financial and retirement planning services. By mutual agreement FPA provides office and management services to AASC. Office services include all operational costs of AASC. For 2002 office service payments amounted to $478,000.

Note 4 - COMMITMENTS

The Company is obligated under an office lease agreement expiring in 2004. The obligation is covered through the office services agreement with FPA. The minimum annual rental through 2004 is as follows:

2003	57,590
2004	58,370

ASSET ALLOCATION SECURITIES CORP.

SUPPLEMENTARY INFORMATION

December 31, 2002

ASSET ALLOCATION SECURITIES CORP.
SUPPLEMENTARY INFORMATION - SCHEDULE I
For the Year Ended December 31, 2002

Income:	
Commissions - sale of investment company shares	$ 52,939
Commissions - direct participation programs	268,205
Commissions – wholesale fee	204,046
12B-1 fees	32,036
Distributions- limited partnerships	6,843
Commissions - annuities	489
Interest and dividend income	415
Unrealized loss on investments	(3,356)
Investment advisory commissions	21,106
Trail commissions	17,159
Other income	519
TOTAL INCOME	$ 600,401
Expenses:	
Office services	$ 510,000
Commissions	22,492
Professional fees	2,250
Depreciation expense	1,856
Bank charges	102
NASD fees	3,730
Corporate income taxes	325
TOTAL EXPENSES	$ 540,755

See Notes to Financial Statements

ASSET ALLOCATION SECURITIES CORP.
SUPPLEMENTARY INFORMATION - SCHEDULE II
For the Year Ended December 31, 2002

Statement of Change in Stockholders' Equity

Balance at January 1, 2002	$ 87,711
Net Income (Loss)	59,646
	147,357
Distributions	37,127
Balance at December 31, 2002	110,230

Computation of Aggregate Indebtedness to Net Capital at December 31, 2002

Aggregate Indebtedness	$ 33,460
Net Capital	110,230
Aggregate percentage of Net Capital	30%

Computation and Reconciliation of Net Capital at December 31, 2002

Total Owner Equity	$ 110,230
Deduct total non allowable assets	30,825
Net Capital Before Haircuts	111,405
Haircuts	1,364
Total Net Capital	110,041
Net Capital as Required by Rule 15c3-1	$ 5,000

See Notes to Financial Statements

No material differences existed between the audited net capital and quarterly focus report net capital as of December 31, 2002.

Asset Allocation Securities Corp. is exempt from the requirements of SEC Rule 15c 3-3 regarding reserve requirements under (k)(2)(i).

We have reviewed the method of internal accounting control and the procedures for safeguarding securities and find them satisfactory. There were no material inadequacies found to exist.

See Notes to Financial Statements